THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
      115 East Putnam Avenue, Greenwich, Connecticut 06830
                         (203) 667-7800
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        November 15, 1993
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Alexander M. Milley

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,035,446*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,035,446*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,035,446*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
* Includes (i) shares held by other persons joining in this filing and (ii) shares that Mr. Milley or certain other persons joining in this filing have the right to acquire. See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Milley Management Incorporated

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      OO
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   388,159*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               388,159*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      388,159*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

* Includes (i) shares that Milley Management Incorporated has the right to acquire and (ii) shares held by another person joining in this filing. See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ELX Limited Partnership

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

* Consists entirely of shares ELX Limited Partnership has the right to acquire. See Item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cadmus Corporation

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   68,874
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               68,874
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      68,874
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Winchester National, Inc.

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   37,273
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               37,273
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      37,273
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.7%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Winter Pond Partners, L.P.

_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   80,014
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               80,014
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,014
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

PAGE

     Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), Winchester National, Inc., a Delaware corporation ("WNI"), and Winter Pond Partners, L.P., a Delaware limited partnership ("Winter Pond"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1") , the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4") and the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"; and the Original Statement as amended by Amendment No. 1, Amendment
No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Amended Statement"), filed with respect to the Common Stock, par value $. 001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

     The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-l(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Amendment No. 4 and Amendment No. 5 were executed and filed, and this Amendment No. 6 to the Original Statement ("Amendment No. 6") is being executed and filed, by AMM, MMI, ELX, Cadmus, WNI and Winter Pond (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings. The information reported in Amendment No. 4, Amendment No. 5 and/or this Amendment No. 6 relates solely to the Amended Statement Filers (except that Amendment No. 4 was not executed or filed by Winter Pond), and not to any of such other persons or entities who joined in the Earlier Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13 (d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and
(iii) the completeness and accuracy of any such report or information.

     This Amendment No. 6 is being filed in order to report (i) the purchase by Cadmus of 50,793 shares of Common Stock in the over-the-counter market (the "Cadmus O-T-C Purchase"), and (ii) the purchase by MMI of 50,000 of the Issuer's Series A Warrants to Purchase Common Stock currently exercisable at $3.125 per share (the "Series A Warrants") from The Airlie Group, L.P., a Delaware limited partnership ("Airlie"), and related transactions (the "MMI Private Transaction").

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of the funds for the Cadmus O-T-C Purchase, totalling $259,044.30 (excluding transaction costs), was Cadmus's own working capital funds obtained from the conduct of its investment and management consulting business.

     As part of the MMI Private Transaction, in addition to the 50,000 Series A Warrants, MMI purchased from Airlie $500,000 principal amount of the Issuer's 14-1/2% Senior Subordinated Notes due June 27, 2001 ("14-1/2% Notes"), which were originally issued on June 27, 1991 and first reported in Amendment No. 3. The source of the MMI Private Transaction funds allocated by MMI to the 50,000 Series A Warrants, aggregating $100,000, was the proceeds received by its substantially simultaneous sale of 14-1/2% Notes to certain third parties, including Cadmus, who purchased $125,000 principal amount of 14-1/2% Notes. Some of the 14-1/2% Notes were originally issued to Milley & Company, the predecessor-by-merger to MMI. See Item 4 of Amendment No. 3.

Item 4.   Purpose of Transaction

     Cadmus O-T-C Purchase. On October 28, 1993 Cadmus purchased 50,793 shares of Common Stock through an over-the-counter market transaction for a price of $5.10 per share (excluding transaction costs). The purpose of this transaction was to increase Cadmus's investment in the Issuer at a time when shares of Common Stock were available at what Cadmus believes to be a favorable price.

     MMI Private Transaction. On November 15, 1993, pursuant to a privately negotiated Securities Purchase and Option Agreement between MMI and Airlie dated as of that date (the "Purchase Agreement"), MMI purchased from Airlie 50,000 Series A Warrants and $500,000 principal amount of 14-1/2% Notes for an aggregate purchase price of $500,000. The purpose of this transaction was to increase MMI's investment in the Issuer at a time when Series A Warrants and 14-1/2% Notes were available at what MMI believes to be a favorable price.

     Pursuant to the Purchase Agreement, Airlie also agreed to grant to MMI an option ("the Option") pursuant to the form of Option Agreement attached as Exhibit A to the Purchase Agreement in the event that, on or before December 31, 1994, MMI finds a willing and able purchaser who delivers to Airlie a bona fide offer open at least five (5) business days to purchase in cash all Common Stock, including Common Stock issuable upon exercise of any warrants to acquire Common Stock (at a price of at least $6.00 per share), and debt (at par) of the Issuer held by Airlie (other than such number of shares of Common Stock necessary to enable Airlie to satisfy its contingent obligations pursuant to
(a) its option agreement with ELX Limited Partnership and (b) the Option). The number of shares of Common Stock subject to the Option will be indexed to the offer price for the Common Stock and varies from no shares (for an offer price below $6.00 per share) to 200,000 shares (for an offer price of $7.75 or more per share).

     The description of the Purchase Agreement above is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Purchase Agreement, filed herewith as Exhibit A.

     (a) From time to time after the date hereof any one or more of AMM, MMI, ELX, Cadmus, WNI and Winter Pond may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock) or other securities of the Issuer; however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

     (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 1,035,446. Of these shares: (i) 20,000 are outstanding shares held directly by AMM; (ii) 30,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 50,023 are outstanding shares held by MMI; (iv) 269,262 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; (v) 369,800 are purchasable upon exercise of presently exercisable options on outstanding shares granted by The Airlie Group L.P. and held by ELX; (vi) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held by ELX; (vii) 68,874 are outstanding shares held by Cadmus; (viii) 37,273 are outstanding shares held by WNI; and (ix) 80,014 are outstanding shares held by Winter Pond. On a percentage basis these shares represent approximately 16.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The above numbers exclude 22,500 shares of Common Stock purchasable upon exercise of the options granted under certain option grants described in Amendment No. 5. AMM will not be deemed the beneficial owner of these shares, as that term is defined in Rule 13d-3(d)(1)(i) under the Exchange Act, until sixty days before March 8, 1994, i.e., the date after which these options are exercisable. See sub-item 5(b) below for disclosure of the relationship between AMN and each of MMI, ELX, Cadmus, WNI and Winter Pond.

     MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 388,159. Of these shares: (i) 50,023 are outstanding shares held directly by MMI; (ii) 269,262 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held directly by MMI; and (iii) 68,874 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 6.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares: (i) 369,800 are purchasable upon exercise of presently exercisable options on outstanding shares granted by The Airlie Group, L.P. and held directly by ELX; and (ii) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held directly by ELX. On a percentage basis these shares represent approximately 8.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 68,874, consisting entirely of outstanding shares held directly by Cadmus. On a percentage basis these shares represent approximately 1.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     WNI. The aggregate number of shares of Common Stock beneficially owned by WNI is 37,273, consisting entirely of outstanding shares held directly by WNI. On a percentage basis these shares represent approximately 0.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Winter Pond. The aggregate number of shares of Common Stock beneficially owned by Winter Pond is 80,014, consisting entirely of outstanding shares held directly by Winter Pond. On a percentage basis these shares represent approximately 1.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     (b) Each of AMM, MMI, ELX, Cadmus, WNI and Winter Pond has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. AMM's beneficial ownership of shares held (or subject to warrants or options held) by (i) MMI arises solely from his capacity as director, President and sole stockholder thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, (iii) Cadmus arises solely from his capacity as director, President and (through his 100% ownership of MMI) controlling shareholder thereof, (iv) WNI arises solely from his capacity as director, President and sole stockholder thereof, and
(v) Winter Pond arises solely from his capacity as sole general partner thereof; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as held directly by MMI, ELX, Cadmus, WNI or Winter Pond. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as the controlling shareholder thereof. This filing shall not be construed as an admission that MMI, ELX, Cadmus, WNI or Winter Pond is, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as held directly by any other Amended Statement Filer, and each of MMI, ELX, Cadmus, WNI and Winter Pond hereby disclaims beneficial ownership of such shares.

     (c) Reference is hereby made to the discussions of the Cadmus 0-T-C Purchase and MMI Private Transaction set forth in
Items 3 and 4 above, which discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     As a result of the MMI Private Transaction, Cadmus now holds
$125,000 principal amount of 14-1/2% Notes. See Exhibits QQ, RR and SS of Amendment No. 3 for the form of these securities.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Form of Securities Purchase and Option
Agreement, dated as of November 15, 1993, between The Airlie
Group, L.P. and Milley Management Incorporated.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1993

                              MILLEY MANAGEMENT
                                INCORPORATED


By:By:/s/ Alexander M. Milley      By:/s/ Alexander M.  Milley
   Alexander M. Milley                Alexander M. Milley,
   individually                       President



ELX LIMITED PARTNERSHIP            CADMUS CORPORATION



By:/s/ Alexander M. Milley         By:/s/ Alexander M. Milley
   Alexander M. Milley                Alexander M. Milley
   Sole General Partner               President


WINCHESTER NATIONAL, INC.          WINTER POND PARTNERS, L.P.



By:/s/ Alexander M. Milley         By:/s/ Alexander M. Milley
   Alexander M. Milley                Alexander M. Milley
   President                          Sole General Partner